UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES UNDERSTANDINGS WITH ISRAEL DISCOUNT BANK AND
APPROVAL OF LOANS FROM ALON ISRAEL OIL COMPANY

YAKUM, Israel, July 27, 2015, Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that following the previously announced plan of recovery and arrangement of its subsidiary, Mega Retail and the approval of the arrangement by its board of directors, the Company has reached understandings with Israel Discount Bank Ltd. Under the understanding reached, the on-call loan provided by Israel Discount Bank Ltd. to the Company will be extended to September 30, 2015, during which period the Company will not be required to make any principal payments to any of the banks and/or bondholders (and the Company has no intention to make such principal payments before this date). In addition, the Company agreed to use its efforts to finalize a settlement with the banks prior to September 30, 2015. In the event the settlement with the banks is not finalized by this date, Israel Discount Bank Ltd. will examine its approach with respect to the credit provided to the Company.

Mega Retail therefore reported to the Israeli District Court that all conditions for the plan of recovery and arrangement of Mega Retail had been satisfied and that the Company intends to fulfill the financial undertakings it undertook in connection with Mega Retail arrangement.

Loans from Alon Israel to the Company

Following the satisfaction of all conditions for the effectiveness of Mega Retail's plan of recovery and arrangement, pursuant to approvals of the Company's board of directors and audit committee, Alon Israel Oil Company Ltd. ("Alon Israel"), the controlling shareholder of the Company, will transfer to the Company the sum of NIS 95 million as a bridge loan (the “Bridge Loan”) for the purposes of the abovementioned arrangement in Mega Retail. The Bridge Loan will be repaid from the proceeds of a rights offering of the Company, when completed. In addition, Alon Israel will provide long-term credit in the amount of NIS 60 million ("Long-Term Credit") which would be repaid after the repayment dates to be agreed with the banks and be subordinate to the debts to the banks and bondholders. Lastly, Alon Israel will provide a bridge loan of NIS 50 million (as a framework) ("Framework Bridge Loan") to be used for the purposes of Mega Retail from time to time on the basis of on-call and to be repaid from the sale of assets by the Company, Each of the Bridge Loan, Long-Term Credit and Framework Bridge Loan will be provided to the Company without any collateral or interest, other than a linkage to the Israeli CPI (on the basis of the base index known on date of approval).

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Therefore, these loans were approved by the Company's audit committee and the board of directors as a benefiting transaction, in accordance with Section 1(2) of the Companies Regulation (Reliefs In Transactions With Interested Parties) – 2000. Under the applicable regulations, no shareholder approval is required for these transactions so long as holders of 1% of the issued share capital or voting rights of the Company do not object to the transactions within 14 days of the submission of this report.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 61.19% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of Mega Retail's proposed debt arrangement with its creditors ; the effect of court proceedings on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 27, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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